Via facsimile and U.S. Mail
Mail Stop 6010

January 11, 2008

Mr. Marshall F. Sparks
Chief Financial Officer
Global Food Technologies, Inc.
113 Court Street
Hanford, CA 93230

>**Re:** **Global Food Technologies, Inc.**
>**Item 4.01 Form 8-K/A**
>**Filed January 10, 2008**
>**File No. 0-31385**

Dear Mr. Sparks:

We have reviewed your filing and your January 10, 2008 response to our December 13, 2007 letter and have the following comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. As requested on the second page of our December 13, 2007 comment letter, please provide, in writing, a statement signed by a duly authorized officer of the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please respond to this comment within five business days or tell us when you will respond. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, please call me at (202) 551-3638.

Sincerely,

Mark K. Brunhofer
Senior Staff Accountant